January 5, 2024
VIA E-MAIL
Scott R. Anderson, Esq.
Chapman and Cutler LLP
320 South Canal Street, 27th Floor
Chicago, IL 60606

               Re:    SmartTrust 649
                      File Nos. 333-275999 and 811-21429

Dear Mr. Anderson:

        On December 12, 2023, you filed a registration statement on Form S-6 for SmartTrust 649
(AI Ecosystem Trust, Series 1) (the    Trust   ), a unit investment trust. We
have reviewed the
registration statement and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS (PART A)
Principal Investment Strategy (page A-3)
1. The first sentence states that the Trust seeks to achieve its objective by investing in equity securities of companies that trade on a U.S. exchange. If the Trust invests in foreign and/or emerging markets as a principal strategy, please disclose that it does so, and disclose any corresponding risks in the Principal Risk Considerations section.
2. The fourth sentence states that the scope of AI    in this context
extends beyond mimicking
   human capabilities. Please disclose what context is being referenced here.
3. The sixth sentence refers to    deep/machine learning models   . Please
disclose in plain English
   what these are. Also, please clarify whether    applications, [and]
platforms    are    deep/machine
   learning    items and, if not, disclose with greater specificity what
applications and platforms
   are.
4. The first sentence of the third paragraph states that the Trust invests at least 80% of its net
   assets in securities of companies that are    part of the AI Ecosystem   .
Please disclose: (1) a
   definition of AI Ecosystem for purposes of this 80% investment policy that specifies what such ecosystem includes; and (2) the criteria the Trust will use to determine that a company is
      part of    the AI Ecosystem, which criteria should demonstrate that a
company   s economic
   fortunes are significantly tied to the AI Ecosystem (e.g., companies that either receive 50% of their revenue or profits or devote 50% of their assets to the AI Ecosystem). Scott R. Anderson, Esq.
January 5, 2024
Page 2

5. If the Trust will invest in companies for whom artificial intelligence constitutes only an indirect or insubstantial part of its business, please disclose such fact here and in the Principal
   Risk Considerations section, including the specific risks of any other industries to which the
   Trust will principally be subject.
PART B
Risk Considerations     Risks Associated with Companies in the AI Ecosystem
(page B-3)
6. The first sentence states that the Trust invests in companies that are principally engaged in, or
   that devote material resources to   , businesses that are part of the AI
ecosystem. Please
   reconcile this disclosure with the Trust   s 80% investment policy, which
states that the Trust
   invests at least 80% of its net assets in securities of companies that are
 part of    the AI
   Ecosystem.
GENERAL COMMENTS
7. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.
8. Responses to this letter should be set forth in the form of a response letter as well as in a pre-
   effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

                                       *******
         In closing, we remind you that, since the Trust and its sponsor are in possession of all facts
relating to the Trust   s disclosure, the Trust and its sponsor are responsible
for the accuracy and
adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.
                                                              Sincerely,

                                                              /s/ Anu Dubey

                                                              Anu Dubey
                                                              Senior Counsel
cc:    Michael Spratt
       Thankam Varghese